82-3470

05010762

ITC Limited

Registered Office
Virginia House
37 J. L. Nehru Road, Kolkata 700 071 India
Telephone : 91 33 22889371
Fax : 91 33 22882259/2260/1256

SEC MAIL RECEIVED PROCESSING
AUG 2 5 2005
WASH. D.C. 213 SECTION

22nd August, 2005

The Secretary
National Stock Exchange
of India Ltd.
Exchange Plaza, 5th floor
Plot No. C/1, G Block
Bandra-Kurla Complex,
Bandra (East)
Mumbai 400 051

The Dy. General Manager
Corporate Relationship Dept.
Bombay Stock Exchange Limited
1st floor, New Trading Ring,
Rotunda Building, P. J. Towers
Dalal Street, Fort
Mumbai 400 001

The Secretary
The Calcutta Stock
Exchange Association Ltd.
7, Lyons Range
Kolkata 700 001

SUPPL

Dear Sirs,

Allotment of Shares under the ITC Employee Stock Option Scheme

In terms of the Listing Agreement, we write to advise that the Company on 22nd August, 2005 has issued and allotted 1,02,103 Ordinary Shares of Rs.10/- each, upon exercise of 1,02,103 Options by Optionees under the ITC Employee Stock Option Scheme.

Consequently, with effect from 22nd August, 2005, the Issued and Subscribed Share Capital of the Company stands increased to Rs. 249,87,06,430/- divided into 24,98,70,643 Ordinary Shares of Rs.10/- each.

PROCESSED
AUG 2 6 2005
THOMSON
FINANCIAL

Yours faithfully,
ITC Limited

(B. B. Chatterjee)
Executive Vice President &
Company Secretary

dlw 8/26

ITC Limited

cc: Securities Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 3-9
450 Fifth Street
Washington DC 20549
U.S.A.

cc: Societe de la Bourse de Luxembourg
11 Avenue de la Porte - Neuve
L-2227 Luxembourg.

ITC Limited

Registered Office
Virginia House
37 J. L. Nehru Road, Kolkata 700 071 India
Telephone : 91 33 22889371
Fax : 91 33 22882259/2260/1256

22nd August, 2005

The Secretary
National Stock Exchange
of India Ltd.
Exchange Plaza, 5th floor
Plot No. C/1, G Block
Bandra-Kurla Complex,
Bandra (East)
Mumbai 400 051

The Dy. General Manager
Corporate Relationship Dept.
Bombay Stock Exchange Limited
1st floor, New Trading Ring,
Rotunda Building, P. J. Towers
Dalal Street, Fort
Mumbai 400 001

The Secretary
The Calcutta Stock
Exchange Association Ltd.
7, Lyons Range
Kolkata 700 001

Dear Sirs,

<u>94th Annual General Meeting of the Company</u>

Further to our letter dated 1st August, 2005 on the subject, we now enclose a copy of the Minutes of the proceedings of the 94th Annual General Meeting of the Company, held on 29th July, 2005, at Kolkata.

Yours faithfully,
ITC Limited

(B. B. Chatterjee)
Executive Vice President &
Company Secretary

Encl. as above.

ITC Limited

cc: Securities Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 3-9
450 Fifth Street
Washington DC 20549
U.S.A.

cc: Societe de la Bourse de Luxembourg
11 Avenue de la Porte - Neuve
L-2227 Luxembourg

ITC Limited

MINUTES OF THE PROCEEDINGS OF THE NINETY-FOURTH ANNUAL GENERAL MEETING OF THE MEMBERS OF ITC LIMITED HELD ON FRIDAY, 29TH JULY, 2005 AT 10.30 A.M. AT SCIENCE CITY, MAIN AUDITORIUM, JBS HALDANE AVENUE, KOLKATA 700 046

PRESENT

DIRECTORS	:	Mr. Y. C. Deveshwar (in the Chair)
		Mr. J. P. Daly
		Mr. C. R. Green
		Mr. Ajeet Prasad
		Mr. P. B. Ramanujam
		Mr. S. S. H. Rehman
		Dr. B. Sen
		Mr. A. Singh
		Dr. Ram S. Tarneja
		Mr. K. Vaidyanath
		Mr. B. Vijayaraghavan
COMPANY SECRETARY	:	Mr. B. B. Chatterjee

UTI Mutual Fund and The Specified Undertaking of the Unit Trust of India	
by their Representative	Mr. A. K. Sen
Life Insurance Corporation of India	
by its Representative	Md. Azeezuddin
General Insurance Corporation of India	
by its Proxy	Mr. A. K. Das
The New India Assurance Company Ltd.	
by its Representative	Dr. A. K. Mullick

The Oriental Insurance Company Ltd.	
by its Representative	Mr. N. K. Das
National Insurance Company Ltd.	
by its Representative	Mr. A. K. Das
United India Insurance Co. Ltd.	
by its Representative	Mr. S. Sen
IFCI Ltd.	
by its Representative	Mr. D. Ghosh
Industrial Development Bank of India Ltd.	
by its Representative	Mr. S. C. Saha
Tobacco Manufacturers (India) Ltd.	
by its Representative	Mr. C. R. Green
Myddleton Investment Company Ltd.	
by its Representative	Mr. C. R. Green
Rothmans International Enterprises Ltd.	
by its Representative	Mr. C. R. Green

(Details of other Members and Proxies present at the Meeting - as per Annexure attached.)

1. Mr. Y. C. Deveshwar, Chairman of the Company, took the Chair and welcomed all those present to the 94th Annual General Meeting of the Company.

2. The business before the Meeting was taken up after having established that the requisite quorum was present.

3. The Register of Directors' Shareholdings and the signed Auditors' Report were placed before the Meeting and both remained open and accessible during the continuance of the Meeting.

4. The Certificate dated 21st May, 2005, from Messrs. A. F. Ferguson & Co., Chartered Accountants, Auditors of the Company, in respect of the Company's Employee Stock Option Scheme, was also placed before the Meeting, as required under the Securities and Exchange Board of India (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999.

5. The Chairman drew attention of those present to the demise of Mr. A. N. Haksar, the first Indian Chairman of the Company, on 19th May, 2005. The Meeting observed a period of silence as a mark of respect to the departed soul.

6. The Chairman on the occasion of the 94th Annual General Meeting delivered his Speech on 'Inclusive and Sustainable Growth – ITC's Enduring Contribution'. The Meeting applauded the Chairman's Address.

7. The Chairman shared the highlights of the unaudited financial results (provisional) for the First Quarter ended 30th June, 2005, which were approved by the Board of Directors of the Company earlier that morning. The Meeting applauded the performance of the Company.

8. The Notice dated 17th June, 2005 convening the 94th Annual General Meeting and the Report and Accounts for the financial year ended 31st March, 2005, as previously circulated, were taken as read with the consent of the Meeting.

9. Mr. M. S. Dharmadhikari, Senior Partner, Messrs. A. F. Ferguson & Co., Chartered Accountants, Auditors of the Company, read the Auditors' Report dated 27th May, 2005 on the Accounts of the Company for the financial year ended 31st March, 2005.

10. **RESOLUTION NO. 1 - ORDINARY RESOLUTION**

"Resolved that the Balance Sheet of the Company as at 31st March, 2005, the Profit and Loss Account of the Company for the financial year ended 31st March, 2005, together with the Schedules and Notes, as annexed thereto, the Report of the Directors & Management Discussion and Analysis dated 27th May, 2005 attached thereto, and the Auditors' Report to the Members dated 27th May, 2005, be and are hereby approved and adopted."

On the Resolution being proposed by Mr. D. Dutta and seconded by Mr. B. Venkataratnam as an Ordinary Resolution, the Chairman enquired from the Members present if there were any clarifications required on the Report and Accounts of the Company. Amongst others, Messrs. S. Ghosh, S. C. Goel, B. S. Srimal, K. L. Mallik, S. N. Chatterjee, T. P. Goyal, S. K. Mitra, B. Venkataratnam, P. K. Chatterjea, M. K. Gupta and G. S. Pandey congratulated the Chairman and the Board of Directors of the Company on the excellent results and their recommendations for higher dividend, stock split & bonus shares, made suggestions and sought clarifications, inter alia, on the Report and Accounts of the Company, its various business segments, employee stock options, deployment of funds, manufacturing capacity, environment, occupational health & safety matters and future plans of the Company. The Members appreciated the high standard of corporate governance practised by the Company, resolution of excise and luxury tax matters, receipt of ISO 9001:2000 certification for investor servicing and other awards & accreditations. The Members also appreciated ITC's contribution to the 'Triple Bottom Line' and its commitment beyond the market.

The Chairman thanked the Members for their kind comments, suggestions and continued support. The Chairman replied to the queries of the Members to their satisfaction.

The Resolution was thereafter put to vote and on a show of hands declared carried unanimously.

11. **RESOLUTION NO. 2 - ORDINARY RESOLUTION**

"Resolved that dividend at the rate of Rs. 31/- (Rupees Thirty One) per Ordinary Share, absorbing Rs. 773,24,56,356/- (Rupees Seven Hundred Seventy Three Crores Twenty Four Lakhs Fifty Six Thousand Three Hundred and Fifty Six), be and is hereby declared on 24,94,34,076 (Twenty Four Crores Ninety Four Lakhs Thirty Four Thousand and Seventy Six) Ordinary Shares of Rs. 10/- (Rupees Ten) each, fully paid [including 12,12,747 (Twelve Lakhs Twelve Thousand Seven Hundred and Forty Seven) new Ordinary Shares, issued and allotted in accordance with the Scheme of Amalgamation of ITC Hotels Limited and Ansal Hotels Limited with the Company, and ranking pari passu with the existing Ordinary Shares of the Company], out of the net profits of the Company for the financial year ended 31st March, 2005, payable on or after 29th July, 2005 to those Members entitled thereto and whose names appear on the Register of Members of the Company on 29th July, 2005, or to their mandatees, and to the beneficial owners as on 19th July, 2005 as per details furnished by National Securities Depository Limited and Central Depository Services (India) Limited in respect of dematerialised shares."

The Resolution was duly proposed by Mr. H. Kampani and seconded by Mr. M. K. Gupta as an Ordinary Resolution.

The Resolution was put to vote and on a show of hands declared carried unanimously.

12. **RESOLUTION NO. 3 - ORDINARY RESOLUTION**

"Resolved that Mr. Pillappakkam Bahukutumbi Ramanujam who retires by rotation at this Meeting in accordance with the provisions of Article 91 of the Articles of Association of the Company and who is eligible for re-election in terms of Article 93 of the Articles of Association of the Company be and is hereby re-elected a Director of the Company."

The Resolution was duly proposed by Mr. S. K. Ghose and seconded by Mr. S. K. Dutt as an Ordinary Resolution.

The Resolution was put to vote and on a show of hands declared carried unanimously.

13. RESOLUTION NO. 4 - ORDINARY RESOLUTION

"Resolved that Mr. Charles Richard Green who retires by rotation at this Meeting in accordance with the provisions of Article 91 of the Articles of Association of the Company and who is eligible for re-election in terms of Article 93 of the Articles of Association of the Company be and is hereby re-elected a Director of the Company."

The Resolution was duly proposed by Mr. A. K. Sinha and seconded by Mr. S. C. Goel as an Ordinary Resolution.

The Resolution was put to vote and on a show of hands declared carried unanimously.

14. **RESOLUTION NO. 5 - ORDINARY RESOLUTION**

"Resolved that Mr. Krishnamoorthy Vaidyanath who retires by rotation at this Meeting in accordance with the provisions of Article 91 of the Articles of Association of the Company and who is eligible for re-election in terms of Article 93 of the Articles of Association of the Company be and is hereby re-elected a Director of the Company."

The Resolution was duly proposed by Mr. K. L. Mallik and seconded by Mr. S. K. Mahawar as an Ordinary Resolution.

The Resolution was put to vote and on a show of hands declared carried unanimously.

15. **RESOLUTION NO. 6 - ORDINARY RESOLUTION**

"Resolved that Mr. Yesh Pall Gupta who retires by rotation at this Meeting in accordance with the provisions of Article 91 of the Articles of Association of the Company and who is eligible for re-election in terms of Article 93 of the Articles of Association of the Company be and is hereby re-elected a Director of the Company."

The Resolution was duly proposed by Mr. S. C. Ghatak and seconded by Mr. D. K. Das as an Ordinary Resolution.

The Resolution was put to vote and on a show of hands declared carried unanimously.

16. **RESOLUTION NO. 7 - SPECIAL RESOLUTION**

"Resolved that Messrs. A. F. Ferguson & Co., Chartered Accountants, be and are hereby appointed as the Auditors of the Company to hold such office until the conclusion of the next Annual General Meeting to conduct the audit at a remuneration of Rs. 105,00,000/- payable in one or more instalments plus service tax as applicable, and reimbursement of out-of-pocket expenses incurred."

The Resolution was duly proposed by Mr. K. C. Wadhwa and seconded by Mr. S. Guha as a Special Resolution.

The Special Resolution was put to vote and on a show of hands declared carried unanimously.

17. **RESOLUTION NO. 8 - ORDINARY RESOLUTION**

"Resolved that Mr. John Patrick Daly be and is hereby appointed a Director of the Company, whose period of office shall be liable to determination by retirement of Directors by rotation, for a period of five years from the date of this Meeting, or till such earlier date to conform with the policy on retirement as may be determined by the Board of Directors of the Company and / or by any applicable statutes, rules, regulations or guidelines."

The Resolution was duly proposed by Mr. G. C. De and seconded by Mr. A. Chaturvedi as an Ordinary Resolution.

The Resolution was put to vote and on a show of hands declared carried unanimously.

18. **RESOLUTION NO. 9 - ORDINARY RESOLUTION**

"Resolved that, in accordance with the applicable provisions of the Companies Act, 1956, or any amendment or re-enactment thereof, this Meeting hereby approves the re-appointment of Mr. Krishnamoorthy Vaidyanath as a Director, liable to retire by rotation, and also as a Wholetime Director of the Company, for a period of five years with effect from 17th January, 2006, or till such earlier date to conform with the policy on retirement as may be determined by the Board of Directors of the Company and / or by any applicable statutes, rules, regulations or guidelines, on such remuneration as set out in the Explanatory Statement annexed to the Notice convening this Meeting."

The Resolution was duly proposed by Mr. R. Gupta and seconded by Mr. S. Ghosh as an Ordinary Resolution.

The Resolution was put to vote and on a show of hands declared carried unanimously.

19. **RESOLUTION NO. 10 - ORDINARY RESOLUTION**

"Resolved that, in accordance with the applicable provisions of the Companies Act, 1956 and the Listing Agreement with Stock Exchanges, or any amendment or re-enactment thereof, consent be and is hereby accorded for payment of fees to the Non-Executive Directors of the Company, for attending meetings of the Board of Directors ('the Board') or Committees thereof, of amount(s), as may be determined by the Board, within the limit of Rs. 20,000/- (Rupees Twenty Thousand) individually per meeting as presently prescribed by the Central Government or such other limit as may be prescribed by the Central Government from time to time in that behalf."

The Resolution was duly proposed by Mr. S. Mitra and seconded by Mr. G. S. Pandey as an Ordinary Resolution.

The Resolution was put to vote and on a show of hands declared carried unanimously.

20. **RESOLUTION NO. 11 – SPECIAL RESOLUTION**

"Resolved that, in accordance with the applicable provisions of the Securities and Exchange Board of India (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999, the Listing Agreement with Stock Exchanges and the Companies Act, 1956, or any amendment or re-enactment thereof, grant of Options to any Non-Executive Director of the Company, as may be determined by the Board of Directors under the Employee Stock Option Scheme of the Company, shall not exceed 10,000 (Ten Thousand) Options in a financial year and 75,000 (Seventy Five Thousand) Options during the entire period of tenure as such Director, provided however that a Non-Executive Director would be permitted to exercise no more than 50,000 (Fifty Thousand) Options in the aggregate."

The Resolution was duly proposed by Mr. T. P. Goyal and seconded by Mr. D. Chakraborty as a Special Resolution.

The Special Resolution was put to vote and on a show of hands declared carried by requisite majority.

21. **RESOLUTION NO. 12 – ORDINARY RESOLUTION**

"Resolved:

(a) that in accordance with the provisions of Sections 13, 16 and 94 and other applicable provisions, if any, of the Companies Act, 1956, or any amendment or re-enactment thereof and the enabling provisions of the Articles of Association of the Company and subject to such approvals, consents, permissions and sanctions, if any, required from any authority, the existing Ordinary Shares of the face value of Rs. 10/- (Rupees Ten) each in the Share Capital of the Company be sub-divided such that each Ordinary Share of the face value of Rs. 10/- (Rupees Ten) is sub-divided into 10 (Ten) Ordinary Shares of the face value of Re. 1/- (Rupee One) each and consequently, the Share Capital of the Company of Rs. 300,00,00,000/- (Rupees Three Hundred Crores) be divided into 300,00,00,000 (Three Hundred Crores) Ordinary Shares of the face value of Re. 1/- (Rupee One) each, with effect from the

'Record Date' to be determined by the Board of Directors of the Company ('the Board', which term shall be deemed to include any Committee thereof) for the purpose;

(b) that pursuant to the sub-division of the Ordinary Shares of the Company, the Issued, Subscribed and Paid-up Ordinary Shares of the face value of Rs.10/- (Rupees Ten) each, as existing on the Record Date, shall stand sub-divided into Ordinary Shares of the face value of Re. 1/- (Rupee One) each fully paid-up, with effect from the Record Date;

(c) that the issued Ordinary Shares of the Company as are held by Members in certificate form be cancelled and in lieu thereof fresh share certificates be issued for the sub-divided Ordinary Shares in accordance with the provisions of the Companies (Issue of Share Certificates) Rules, 1960, and where Members hold Ordinary Shares (or opt to receive the sub-divided Ordinary Shares) in dematerialised form, the sub-divided Ordinary Shares in lieu thereof be credited to the respective beneficiary accounts of the Members with their respective Depository Participants;

(d) that for the purpose of giving effect to this Resolution, the Board be and is hereby authorised to do all such acts / deeds, matters and things and give such directions as may be necessary or expedient, and to settle any question, difficulty or doubt that may arise in this regard as the Board in its absolute discretion may deem necessary or desirable and its decision shall be final and binding."

The Resolution was duly proposed by Ms. S. Sharma and seconded by Mr. K. K. Das as an Ordinary Resolution.

The Resolution was put to vote and on a show of hands declared carried unanimously.

22. **RESOLUTION NO. 13 – ORDINARY RESOLUTION**

"Resolved that the Share Capital of the Company be increased from Rs. 300,00,00,000/- (Rupees Three Hundred Crores) divided into 300,00,00,000 (Three Hundred Crores) Ordinary Shares of Re. 1/- (Rupee One) each (consequent upon sub-division of the Ordinary Shares of the Company from Rs. 10/- per Ordinary Share to Re. 1/- per Ordinary Share) to Rs. 500,00,00,000/- (Rupees Five Hundred Crores) divided into 500,00,00,000 (Five Hundred Crores) Ordinary Shares of Re. 1/- (Rupee One) each by creation of further 200,00,00,000 (Two Hundred Crores) Ordinary Shares of Re. 1/- (Rupee One) each, with effect from the Record Date to be determined by the Board of Directors of the Company (which term shall be deemed to include any Committee thereof) for the purpose of sub-division of Ordinary Shares."

The Resolution was duly proposed by Mr. T. Chakrabarty and seconded by Mr. M. Mehra as an Ordinary Resolution.

The Resolution was put to vote and on a show of hands declared carried unanimously.

23. **RESOLUTION NO. 14 – SPECIAL RESOLUTION**

"Resolved that the Articles of Association of the Company be amended by the deletion of the existing Article 4 and by the substitution therefor the following, with effect from the Record Date to be determined by the Board of Directors of the Company (which term shall be deemed to include any Committee thereof) for the purpose of sub-division of Ordinary Shares -

'4. The Share Capital of the Company is Rs. 500,00,00,000/- divided into 500,00,00,000 Ordinary Shares of Re. 1/- each.' "

The Resolution was duly proposed by Mr. A. K. Sil and seconded by Mr. S. C. Dey as a Special Resolution.

The Special Resolution was put to vote and on a show of hands declared carried unanimously.

24. RESOLUTION NO. 15 – ORDINARY RESOLUTION

"Resolved:

(a) that in accordance with the applicable provisions of the Companies Act, 1956, or any amendment or re-enactment thereof and the enabling provisions of the Articles of Association of the Company and subject to the Guidelines issued by the Securities and Exchange Board of India (SEBI) in this behalf and subject to such approvals, consents, permissions and sanctions as may be necessary from appropriate authorities, consent be and is hereby accorded to the Board of Directors of the Company ('the Board', which term shall be deemed to include any Committee thereof) for capitalisation of a sum not exceeding Rs. 125,21,24,295/- (Rupees One Hundred Twenty Five Crores Twenty One Lakhs Twenty Four Thousand Two Hundred and Ninety Five) from the General Reserves of the Company for the purpose of issue of Bonus Shares of Re. 1/- (Rupee One) each, credited as fully paid-up Ordinary Shares to the holders of the Ordinary Shares of the Company whose names shall appear on the Register of Members on the 'Record Date' to be determined by the Board for the purpose, in the proportion of 1 (One) Bonus Share of Re. 1/- each for every 2 (Two) fully paid-up Ordinary Shares of Re. 1/- each held by them and that the Bonus Shares so distributed shall, for all purposes, be treated as an increase in the nominal amount in the Capital of the Company held by each such Member, and not as income;

(b) that the Bonus Shares so allotted shall rank pari passu in all respects with the fully paid-up Ordinary Shares of the Company as existing on the Record Date, save and except that they shall not participate in any dividend in respect of any financial year up to and including 31st March, 2005;

(c) that the Bonus Shares so allotted shall always be subject to the terms and conditions contained in the Memorandum and Articles of Association of the Company;

(d) **that no letter of allotment shall be issued in respect of the Bonus Shares but in the case of Members who hold Ordinary Shares (or opt to receive the Bonus Shares) in dematerialised form, the Bonus Shares shall be credited to the respective beneficiary accounts of the Members with their respective Depository Participants and in the case of Members who hold Ordinary Shares in certificate form, the share certificates in respect of the Bonus Shares shall be despatched, within such time as prescribed by law and the relevant authorities;**

(e) **that no fractions, if any, arising out of the issue and allotment of the Bonus Shares shall be allotted by the Company and the Company shall not issue any certificate or coupon in respect thereof but all such fractional entitlements, if any, shall be consolidated and the Bonus Shares, in lieu thereof, shall be allotted by the Board to nominee(s) to be appointed by the Board, who shall hold the same as trustee(s) for the Members entitled thereto, and sell the said Shares so arising at the prevailing market rate and pay to the Company the net sale proceeds thereof, after adjusting therefrom the cost and expenses in respect of such sale, for distribution to Members in proportion to their fractional entitlements;**

(f) **that the issue and allotment of the Bonus Shares to Non-Resident Members, Foreign Institutional Investors (FIIs) & other foreign investors and / or distribution of net sale proceeds in respect of fractions to which such Members may be entitled, be subject to the approval of the Reserve Bank of India, as may be necessary;**

(g) **that for the purpose of giving effect to this Resolution, the Board be and is hereby authorised to do all such acts / deeds, matters and things and give such directions as may be necessary or expedient, and to settle any question, difficulty or doubt that may arise in this regard as the Board in its absolute discretion may deem necessary or desirable and its decision shall be final and binding."**

The Resolution was duly proposed by Mr. J. Chatterjee and seconded by Mr. R. K. Sethia as an Ordinary Resolution.

The Resolution was put to vote and on a show of hands declared carried unanimously.

25. The business before the 94th Annual General Meeting of the Company having been transacted, the Chairman thanked all those present and declared the Meeting as concluded.

Date: 20 th Aug., 2005

CHAIRMAN

ANNEXURE - LIST OF MEMBERS WHO ATTENDED THE 94TH ANNUAL GENERAL MEETING OF ITC LIMITED HELD AT SCIENCE CITY, KOLKATA ON 29TH JULY , 2005.

Name of Member	Name of Member
ABDULLABHOY ADAMALI	ACHARYA JYOTIRMAY
ADDY SUDIPTA	AGARWAL GIRIJA SHANKER
AGARWALA DEOKI NANDAN	AGRAWAL HEMANT KUMAR
AGRAWAL PRIYANKA	AGRAWAL RAJENDRA PRASAD
ALI ASIFAR	ALI SK AHAMMAD
ALI SK AKBAR	AMOSE PETER INBAMONEY
ANSARI ZIAUL HAQUE	AUDDY MOHAN LAL
BAGRI MURLIDHAR	BAIDYA ASHOK KUMAR
BANDYOPADHYAY MITRA	BANERJEA PRODIPTO
BANERJEE AJIT	BANERJEE ALOK NATH
BANERJEE ANANDA RUP	BANERJEE BALARAM
BANERJEE DEEPTI PRAKASH	BANERJEE DILIP KUMAR
BANERJEE DIPAK KUMAR	BANERJEE KAMAL KRISHNA
BANERJEE LIPIKA	BANERJEE MANISHA
BANERJEE MEGHNATH	BANERJEE MIHIR KUMAR
BANERJEE MILI	BANERJEE NARAYAN
BANERJEE PRABAL KUMAR	BANERJEE PRITI KUMAR
BANERJEE RAM SANKAR	BANERJEE RATNA
BANERJEE SAMAR	BANERJEE SAMIRENDRA NATH
BANERJEE SANJOY KUMER	BANERJEE SOM NATH
BANERJEE SUBIR KUMAR	BANERJEE SUMIT
BANERJEE TAMAL	BANIK ANJULA
BANIK ASIT	BANIK DULAL CHANDRA
BARDHAN AJOY KUMAR	BARDHAN SIMA
BARDHAN TAPAN KUMAR	BARMECHA CHAMPALALL
BASAK BAPI	BASAK CHIRANJIT
BASAK NIRMAL KUMAR	BASAK SANAT KUMAR
BASAK SIMA	BASU PRONAB KUMAR
BASU ANIL KUMAR	BASU ARUN KUMAR
BASU BIJOYA	BASU KAMALENDU
BASU MUKUL KUMAR	BASU MUKUNDA LAL
BASU NABENDU	BASU PRATIK KUMAR
BASU RABINDRA NATH	BASU RATINDRA NATH
BASU SAKTI PADA	BASU SHILA
BASU SUBIR KUMAR	BATULA SIVANNARAYANA SIDDA
BEGUM JAHANARA	BHAGAT NEPAL CHANDRA
BHANDARY GOPAL CHANDRA	BHAR BIMAL
BHAR RABINDRA NATH	BHAR SHANKAR
BHAR TAPAN KUMAR	BHARTIA SUSHIL KUMAR
BHATTACHARJEE DHIRENDRA NATH	BHATTACHARJEE NANDITA
BHATTACHARJEE PRADYOT KUMAR	BHATTACHARJEE PURBASA
BHATTACHARJEE RABINDRA NATH	BHATTACHARJEE RANOJOY
BHATTACHARJEE SIDDHARTHA	BHATTACHARJEE TAPAS
BHATTACHARYA DEBASISH	BHATTACHARYA DHIMAN
BHATTACHARYA PRABIR	BHATTACHARYA UJJAL
BHATTACHARYYA BARUN KUMAR	BHATTACHARYYA SUDHAMOY
BHAWSINGHKA ARUN KUMAR	BHOWMIK ARIJIT
BHOWMIK NIMAI DAS	BHOWMIK RAJAT KANTA
BISWAS BAIDYA NATH	BISWAS MANASH
BISWAS PRATIMA	BISWAS PROTIMA
BISWAS SAKTI PRASAD	BISWAS SMITA
BISWAS CHITRA	BISWAS SUSANTA KUMAR
BORAL DIPTI	BOSE ARUN
BOSE ASOKE KUMAR	BOSE KRISHNENDU
BOSE NIRMAL	BOSE PRATEEK
BOSE SANDHYA	BOSE SUBRATA

LIST OF MEMBERS WHO ATTENDED THE 94TH ANNUAL GENERAL MEETING OF ITC LIMITED HELD AT SCIENCE CITY, KOLKATA ON 29TH JULY , 2005.

Name of Member	Name of Member
BOTHRA VIJAY KUMAR	BURMAN HARI DAS
BYSACK AMIT	BYSACK AMIT
CHAKRABARTY KUMUD RANJAN	CHAKRABARTI RAMKRISHNA
CHAKRABARTY DIPAK KUMAR	CHAKRABARTY KALIDAS
CHAKRABARTY SUPRIYA	CHAKRABARTY TAPAS
CHAKRABORTY AMAL KUMAR	CHAKRABORTY BIMAL
CHAKRABORTY BITHIKA	CHAKRABORTY DIPANKAR
CHAKRABORTY MAINAK	CHAKRABORTY RAJAT KANTI
CHAKRABORTY RAJAT KANTI	CHAKRABORTY SUJIT
CHAKRABORTY TAPAN MOHAN	CHAKROBORTY DEBAPROSAD
CHANDNA SHAMIM AHMED	CHANDRA NIRMAL KUMAR
CHANDRA PRASENJIT	CHANDRA RUP NARAYAN
CHANDRA TAPASH	CHANDRA TAPASH
CHATTERJEA NIRMALENDU SEKHAR	CHATTERJEA PRADIP KUMAR
CHATTERJEE ANANDA JYOTI	CHATTERJEE BASUDEV
CHATTERJEE BISHWA BEHARI	CHATTERJEE CHANDIDAS
CHATTERJEE JAYABRATA	CHATTERJEE KAUSIK
CHATTERJEE KRISHNA DAS	CHATTERJEE ANINDYA
CHATTERJEE NISITH KUMAR	CHATTERJEE PADMA
CHATTERJEE PINAKI	CHATTERJEE PRADIP
CHATTERJEE PROBUDDHA NATH	CHATTERJEE RANABIR
CHATTERJEE SAMBHU KINKAR	CHATTERJEE SATI NATH
CHATTERJEE SHIB NATH	CHATTERJEE SOMENDRA MOHAN
CHATTERJEE SOUMITRA	CHATTERJEE SUBHRA
CHATTERJEE TARAK NATH	CHATTERJI ARUN KUMAR
CHATTOPADHYA ASHOKE KUMAR	CHATTORAJ DEB KUMAR
CHATURVEDI ASHOK	CHAUDHARY RAMSWAROOP
CHAUDHURI AKINCHAN PAUL	CHAUDHURI APURBA KRISHNA
CHAUDHURI SATYANARAYAN	CHAUDHURI SOUMITRA MITRA
CHAUDHURI TUSHAR KANTI	CHAUDHURY SANJOY PAUL
CHAUHAN RAJESH KUMAR	CHAUHAN SHIW MURTI
CHORADIA MOOL CHAND	CHOUDHURY ANUPAMA
CHOUDHURY BENOYENDRA NARAYAN	CHOUDHURY MUKUL
CHOUDHURY RITA	CHOUDHURY SIBNATH
CHOWDHURI SHAMAL PAL	CHOWDHURY ASHOK
CHOWDHURY BASUDEB	CHOWDHURY BIJOYA
CHOWDHURY DILIP KUMAR	CHOWDHURY GOKULENDRA KUMAR
CHOWDHURY KAMAL ROY	CHOWDHURY PANCHU GOPAL ROY
CHOWDHURY RATAN ROY	CHOWDHURY SANDHYA
CHOWDHURY SHEFALI PAUL	CHOWDHURY SHEFALI PAUL
CHOWDHURY SUBHASH CHANDRA	CHOWDHURY SUDHANGSU PAUL
CHOWDHURY SUKUMAR	CHUNDER JYOTI PROKASH
CHUNDER JYOTI PROKASH	CHUNDER SUJATA
COOMAR HIRENDRA NATH	DAGA SHREE KANTA
DAGA VISHWESHWAR	DAMANI GHANSHYAM DAS
DAMANI NAWAL KISHORE	DAN ARIN
DAN RANJIT KUMAR	DAS KALYAN KUMAR
DAS ANAL KUMAR	DAS ANITYA
DAS ANJAN	DAS ANJANA
DAS APURBADEB	DAS ARUNAVA
DAS ARUP KUMAR	DAS ARUP KUMAR
DAS ASIT RANJAN	DAS BEETHI
DAS BIMAL KUMAR	DAS BINODANANDA
DAS CHAMELI	DAS DEBABRATA
DAS DILIP KUMAR	DAS JAYANTA KUMAR

LIST OF MEMBERS WHO ATTENDED THE 94TH ANNUAL GENERAL MEETING OF ITC LIMITED HELD AT SCIENCE CITY, KOLKATA ON 29TH JULY , 2005.

Name of Member	Name of Member
DAS KALIPADA	DAS KANCHAN KUMAR
DAS KRITI	DAS LAKSHMI NARAYAN
DAS LIPI	DAS MANINDRA DEB
DAS MANINDRADEB	DAS NITAI
DAS PRANAB KUMAR	DAS PRASANTA KUMAR
DAS PRATUL CHANDRA	DAS PRATUL KUMAR
DAS RANI	DAS RINA
DAS RINI	DAS RUMA
DAS SAIBAL	DAS SANJIT KUMAR
DAS SH DEB KUMAR	DAS SHAMPA
DAS SIPRA	DAS SISIR KUMAR
DAS SMRITI	DAS SOUMEN
DAS SUBHASH CHANDRA	DAS SUBIR KANTI
DAS SWAPAN KUMAR	DAS SWAPAN KUMAR
DAS T K	DAS TUHINANSU
DASGUPTA SASANKA BIJOY	DASS ASHOKE
DASS ASHOKE	DASS CHIRA RANJAN
DATTA AMAR RANJAN	DATTA ASHOKE KUMAR
DATTA MRIDULA	DATTA PARTHASARATHI
DATTA PRABIR KUMAR	DATTA SAMIR NATH
DATTA SARADINDU NARAYAN	DATTA URMI
DATTACHAUDHURI UTPAL	DE ARINDRA KUMAR
DE ASIS	DE DIPAK KUMAR
DE GOBINDA CHANDRA	DE JONAKI
DE JOYDEB	DE KALYAN KISORE
DE KAMAL KUMAR	DE PRABAL KUMAR
DE PRABAL KUMAR	DE PRANAB KANTI
DE RABINDRA NATH	DE RAMA
DE RANJAN KUMAR	DE SISIR RANJAN
DE SUBRATA	DE SUPARNA
DE TAPAN KUMAR	DEB RAI MOHON
DEVESHWAR YOGESH CHANDER	DEVESHWAR YOGESH CHANDER
DEY ASHIM KUMAR	DEY ANIMA
DEY BANDANA	DEY CHANDI CHARON
DEY GORA CHAND	DEY KALA CHAND
DEY MATHURA MOHAN	DEY MEGHAMALA
DEY PHANINDRA CHANDRA	DEY RAMA
DEY SHYAMALI	DEY SOUMENDRA
DEY SUBHASH CHANDRA	DEY SUBHRA
DHANG DIPAK	DHAR AMITA
DHAR CHANDAN	DHAR CHHABI
DHAR PRABHAT RANJAN	DHAR PRABHAT RANJAN
DHAR RUP CHAND	DHAR SUBIR CHANDRA
DHAR SUNIL KUMAR	DHAR TAPAN
DIXIT PBK BINDU DEV	DUTT BIRENDRA LAL
DUTT BIRENDRA LALL	DUTT CHAMELI
DUTT MANISH	DUTT PRASANTA KUMAR
DUTT RABINDRA NATH	DUTT RABINDRANATH
DUTT SUSANTA KUMAR	DUTTA ANIRBAN
DUTTA ASHOKE KUMAR	DUTTA ASISH
DUTTA BIKASH RANJAN	DUTTA DEBASISH
DUTTA DIPAK	DUTTA DIPAK
DUTTA DIPAK	DUTTA DIPAK KUMAR
DUTTA DIPAK KUMAR	DUTTA DIPAK KUMAR
DUTTA MALAY KUMAR	DUTTA PRADIP KUMAR

LIST OF MEMBERS WHO ATTENDED THE 94TH ANNUAL GENERAL MEETING OF ITC LIMITED HELD AT SCIENCE CITY, KOLKATA ON 29TH JULY , 2005.

Name of Member	Name of Member
DUTTA SAMIR KUMAR	DUTTA SANTIMOY
DUTTA SAROJ KUMAR	DUTTA SWAPNA
DUTTA SWAPNA	DWARKANI SURAJ RATAN
EHSAN MD SHARIQUE	FARUQUE MD
GANESAN SUBRAMANIAN	GANGOPADHYAY SUPRIYA
GANGULY ANJAN KUMAR	GANGULY ASHOK KUMAR
GANGULY BIMALENDU	GANGULY GAUTAMI
GANGULY IVA	GANGULY NILAY KUMAR
GEORGE MATHEWS	GHATAK JIBAN KRISHNA
GHATAK PLABANJIT	GHATAK SUBHAS CHANDRA
GHOSAL SUDHAMOY	GHOSAL SUDHAMOY
GHOSE PABITRA KUMAR	GHOSE RAM KAMAL
GHOSE SUNIL KUMAR	GHOSH A K
GHOSH AMAR NATH	GHOSH ANANDA KUMAR
GHOSH ANUP KUMAR	GHOSH ARIJIT
GHOSH ARPAN	GHOSH ASOK KUMAR
GHOSH GOSTHABIHARI	GHOSH KAMAL KANTI
GHOSH MANABENDU	GHOSH MRITYUNJOY
GHOSH PRADIP KUMAR	GHOSH PRADIP KUMAR
GHOSH PROSAD CHANDRA	GHOSH RABINDRA NATH
GHOSH SAKTI PRASAD	GHOSH SALIL KUMAR
GHOSH SANDIP KUMAR	GHOSH SUBIR
GHOSH SUKLA	GHOSH SUKUMAR
GHOSH SUMITA	GHOSH TAPAN KUMAR
GHOSH TAPAS	GHOSH TAPASI
GHOSH TAPO GOPAL	GHOSHAL DIPTI LAL
GILRA CHAITANYA SWARUP	GILRA JYOTI SWARUP
GILRA SITA DEVI	GOEL SURESH CHANDRA
GOOPTU TAPAN KUMAR	GOYAL TRIBHUWAN PAL
GOYAL TRIBHUWAN PAL	GRANT KURUSH NOSHIR
GUHA NITIN	GUHA PRADYOT KUMAR
GUHA SUKUMAR	GUHA TAPATI
GUPTA AMAL KUMAR	GUPTA AMIT
GUPTA ASHITAVA DUTTA	GUPTA BIBEK
GUPTA BILWESWAR	GUPTA JYOTIRMAY SEN
GUPTA KALYANI	GUPTA KAUSHIK
GUPTA KEDARNATH SEN	GUPTA MAMATA DAS
GUPTA MANOJ KUMAR	GUPTA PRAMOD KUMAR
GUPTA PRITINDU DAS	GUPTA RANJIT
GUPTA RAVI	GUPTA SUMAYA
HALDAR NIRAPADA	HANIF MOHAMMAD
HASAN MUSTARY	HOLANI ANUPAMA
HOSSAIN ABID	HOSSAIN ANWAR
HOSSAIN JABIR	HOSSAIN JABIR
HOSSAIN SABIR	JAIN AMAR
JAISWAL M P	JAJOO ANIL KUMAR
JAJOO MANJU	JANA SUNIL KUMAR
JHAN JAGDISH	JHUNJHUNWALA SUMAN
KAKRANIA AJOY KUMAR	KAMDAR BALWANTRAI
KAMPANI HEMAL	KAMPANI HEMAL
KAMPANI HEMAL	KAPOOR SANJAY KUMAR
KAPOOR SATISH KUMAR	KAR MINATI RANI
KAR SANKAR PRASAD	KEJRIWAL OM PRAKASH
KEJRIWAL SANDHYA	KHAITAN C P
KHAN KAMALUDDIN	

LIST OF MEMBERS WHO ATTENDED THE 94TH ANNUAL GENERAL MEETING OF ITC LIMITED HELD AT SCIENCE CITY, KOLKATA ON 29TH JULY , 2005.

Name of Member	Name of Member
KHANDELWAL ANITA	KOTHARI GOPAL DAS
KOTHARI SHIV SHANKER	KUMAR BIPRA DAS
KUMAR SAUMENDRA NATH	KUMAR CHOWDHURY GOKULENDRA
KUNDU AMIT KUMAR	KUNDU ANINDYA
KUNDU BITHIKA	KUNDU DEBABRATA
KUNDU GAUTAM	KUNDU JAGADISH CHANDRA
KUNDU ALOKE	KUNDU SOUMYENDRA NARAYON
KUNDU SOUMYENDRA NARAYON	KUNDU SOUMYENDRA NARAYON
KUNDU SUBRATA	KUNDU SUMITA
LAHA DEBAKI NANDAN	LAHA LOKESH
LALBASAK AMRITA	LODH CHANDAN KUMAR
M VISWANATHAN	MADIA KETAN
MAHALANOBIS SANDHYA	MAHAWAR JAIKANT
MAHAWAR SHREE KANT	MAITRA SHARMILA
MAJI MANOJ KUMAR	MAJUMDAR AJIT RANJAN
MAJUMDAR AMAL KUMAR	MAJUMDAR BUDDHADEB
MAJUMDER BIJOY GOPAL	MAJUMDER MAYA
MAJUMDER SUVASH CHANDRA	MAL DURLABH CHANDRA
MALLICK PRADIP KUMAR	MALLICK SHABBAR IMAM
MALLIK KASHMIR LAL	MANDAL AMITESH
MANDAL DILIP KUMAR	MANDAL SANDHYA RANI
MANDAL SATYA GOPAL	MATHUR RAVI PRAKASH
MAZUMDER MINA	MEHRA DINESH DAS
MEHRA MUKESH	MEHRA NARESH DAS
MEHRA VIDHI	MENEZES MARIA
MENEZES MARIA	MISHRA KRISHNA CHANDRA
MISRA RAJENDRA	MITRA ALPANA
MITRA BHUPAL CHANDRA	MITRA MALAYA
MITRA MANOJ KUMAR	MITRA PARTHA SARATHI
MITRA PRABIR	MITRA PRATANU KUMAR
MITRA SANDIP	MITRA SUJIT KUMAR
MITRA TAPAS KUMAR	MITRA TARIT KANTI
MITTER MINATI	MODAK DEBASHIS
MOLLA SK SAHIDULLA	MONDAL PRADIP KUMAR
MONDAL S C	MUKERJEE ANANDA MOHON
MUKERJEE ANJALI	MUKERJEE ANJALI
MUKHERJEE DILIP KUMAR	MUKHERJEE KANIKA
MUKHERJEE PROJESH KUMAR	MUKHERJEE AMIT
MUKHERJEE ARCHANA	MUKHERJEE ARCHANA
MUKHERJEE ARUNABHA	MUKHERJEE BHABANI BILAS
MUKHERJEE DEBABRATA	MUKHERJEE DIBYENDU
MUKHERJEE G SHEELA	MUKHERJEE ASISH CHANDRA
MUKHERJEE NIRANJAN	MUKHERJEE PINAKI
MUKHERJEE RABINDRA NATH	MUKHERJEE RATHINDRA NATH
MUKHERJEE RUPA	MUKHERJEE SUBASIS
MUKHERJEE SUCHARITA	MUKHERJEE SUDIP KUMAR
MUKHERJEE TAPAS	MUKHERJEE UJJAL
MUKHERJEE BHOLA NATH	MUKHOPADHYAY SUBRATA
MULLICK BASUDEV	MULLICK BASUDEV
MULLICK TAPAS KUMAR	MUNDHRA PUSHPA
MUNDHRA SHYAM SUNDAR	NAG ARNAB KUMAR
NAIR RAVI PRASAD	NANDI ANIL KUMAR
NANDI MADAN	NANDI RANENDRA KRISHNA
NANDI UDAY KUMAR	NANDY ARUP KUMAR
NANDY CHANDIDAS	NANDY JUNU

LIST OF MEMBERS WHO ATTENDED THE 94TH ANNUAL GENERAL MEETING OF ITC LIMITED HELD AT SCIENCE CITY, KOLKATA ON 29TH JULY , 2005.

Name of Member	Name of Member
NANDY NRISINHA PROSAD	NANDY SUBHANKAR
NASIPURI MAMATA	NASIPURI SANTOSH KUMAR
NATH PARTHA PRATIM	NATH PRANATI
NATH PRANATI	NEOGI SABYASACHI
NISTALA ARUNA SRINIVAS	NIYOGI BIMAL KUMAR GUHA
NONDY JOYDEEP	NUNDY PRADIP KUMAR
OJHA ARUN	PAL ALOK KUMAR
PAL ASHOK KUMAR	PAL DHIMAN
PAL PRANGOPAL	PAL PRANGOPAL
PAL SABITA	PAL SANTI BHUSAN
PAL SWAPAN KUMAR	PANDEY GANGA SAHAI
PANDEY GANGA SAHAI	PANDEY GANGA SAHAI
PANDEY GANGA SAHAI	PANDEY GANGA SAHAI
PANDEY GANGA SAHAI	PANIGRAHI ARUP
PARASRAMPURIA PARVATI DEVI	PAUL AVIJIT KUMAR
PAUL BIRENDRANATH	PAUL DEVINDER SINGH
PAUL RABINDRA NATH	PAUL SANKAR KUMAR
PAUL SUMIL KUMAR	PAUL SWAPNA
PODDAR PRADIP KUMAR	PODDAR RAJESH
POONEVALA PURVEEN KHUSROO	PRAMANICK BISWANATH
PRASAD ANJALI	PYNE SHRABONE
RADHAKRISHNAN K	RAHA NANDA DULAL
RAI SHAILENDRA NATH	RAMAGOPALAKRISHNAN HARIHARAN LAKSHMINARAYANAPURAM
RANA RUBY	RANA RUBY
RAO MANJESHWAR BALACHANDRA	RATHI SHASHI KANT
RATNAM BATHULA VENKATA	RAY ALAKH RANA
RAY AMIYA CHANDRA	RAY ANADI RANJAN
RAY DIPANKAR	RAY JAYANTA KUMAR
RAY KRISHNENDU	RAY PRABIR
RAY SAMIR RANJAN SINHA	RAY TAPAN KUMAR
REDNAM VENKATA MOHANA RAO	REHMAN S S H
REHMAN S S H	ROSE V JOHN
ROUTH MADAN GOPAL	ROY HRISHIKESH
ROY AMARESH KUMAR	ROY ASHOK KUMAR
ROY BANIBRATA	ROY BANKIM CHANDRA
ROY BIJOY SINHA	ROY BIPAD BHANJAN
ROY DILIP KUMAR	ROY DURGA PROSAD
ROY KRISHNA	ROY MANAS KUMAR
ROY MATI LAL	ROY NIRMAL CH
ROY NIRMAL CH	ROY NIRODE BARAN
ROY PIJUSH KANTI	ROY PRABIR KUMAR
ROY RABINDRA NATH	ROY SANTI KUMAR
ROY SHIKHA	ROY SHYAMAL KUMAR
ROY SIKHA	ROY SISIRENDU
ROY SISIRENDU	ROY SISIRENDU
ROY TAPAN KUMAR	ROY TAPAS KUMAR
ROY TRIPTI SHEKHAR DUTT	ROY UTTAM KUMAR
ROYCHWODHARY AVIJIT	S NATARAJAN V
SABBERWAL BALDEV PARKASH	SABBERWAL SUDHA
SABOO HEMLATA	SADHUKHAN AJIT KUMAR
SAHA SEKHAR	SAHA ACHINTYA KUMAR
SAHA AMIT KUMAR	SAHA AMIT KUMAR
SAHA AMITAVA	SAHA BISWANATH
SAHA KAMAL	SAHA LAKSHMI NARAYAN
SAHA MANORANJAN	SAHA MANORANJAN

LIST OF MEMBERS WHO ATTENDED THE 94TH ANNUAL GENERAL MEETING OF ITC LIMITED HELD AT SCIENCE CITY, KOLKATA ON 29TH JULY , 2005.

Name of Member	Name of Member
SAHA MANORANJAN	SAHA MRINAL KANTI
SAHA JYOTI KANA	SAHA NARAYAN CHANDRA
SAHA NILIMA	SAHA NILIMA
SAHA NISITH KUMAR	SAHA PIJUSH KUMAR
SAHA PRAN GOPAL	SAHA PRASHANTA KUMAR
SAHA RAGHU NATH	SAHA RAJA GOPAL
SAHA RAJA GOPAL	SAHA SAMIR
SAHA SANJOY KUMAR	SAHA SUDHIR CHANDRA
SAHA SURESH CHANDRA	SAMADDAR SUBRATA
SAMADDAR SUSIL KUMAR	SAMAJDAR SUBHASH CHANDRA
SAMANTA SAMBHU NATH	SARAF RAJENDRA KUMAR
SARAOGI SHANKAR LAL	SARBADHIKARY SWAPNA
SARDA SUNIL	SARDAR GOPI BALLAV
SARKAR ASHIS	SARKAR GAUTAM PRASAD
SARKAR JAYA	SARKAR NABA KUMAR
SARKAR SABITA	SARKAR SUJIT KUMAR
SARKAR SUMIT KISOR	SARKAR TAPAS KUMAR
SARKAR UTPAL KUMAR	SARKER BISWANATH
SASMAL ASIT BARAN	SEAL ANITA
SEAL BIDYUT KR	SEAL TARUN KUMAR
SEBASTIAN JAMES K	SEN PRADIP KUMAR
SEN RAM PRASAD	SEN AJOY KUMAR
SEN GOUTAM	SEN JYOTSNA
SEN KAMAKHYA RANJAN	SEN NIHAR KUMAR
SEN SATYABRATA	SEN SUBRATA
SEN UPENDRA NATH	SEN UPENDRA NATH
SENGUPTA PRABIR KUMAR	SENGUPTA RANJIT
SENGUPTA RANENDRA LAL	SETHIA RAVINDRA KUMAR
SHAH ALOKE	SHAH SANJAY V
SHAH VEENA C	SHARMA SHARMILA
SHAW MUNNA KUMAR	SHAW MUNNA KUMAR
SIBA KAMAKHYA PRASAD	SIKDER PIJUSH PATI
SIL AMAR NATH	SIL AMAR NATH
SIL ARPITA	SIL ASIM KUMAR
SIL ASIM KUMAR	SIL ASOK KUMAR
SIL DEBABRATA	SINGH ANUP
SINGH LOKE NATH	SINGH SADHANA
SINGH SANJAY	SINGHANIA VIJAY KUMAR
SINGHI RAJENDRA KUMAR	SINGHI RAJENDRA KUMAR
SINHA ARUN KUMAR	SINHA PRATAP RANJAN
SINHA SAMBIT NATH	SINHA SHYAMAL KUMAR
SIRCAR BRAJOGOPAL	SIRCAR SUBRATA
SIRCAR SUNIRMAL	SOM AMITABHA
SRIMAL BIJNAN SINGH	STEPHANOS KURYAN GEORGE
STEPHANOS REEZA	STEPHANOS REEZA
SUR ABHIJIT	SUR BIBHUTI
SUR KAMALA KANTA	SURENDER PADMINI
SURENDER SANKARAN	SURI LEILA
SURI RAJEEV KUMAR	SURI RAMESH CHANDER
TARNEJA RAM S	TARNEJA RAM S
TAWRI MOHAN LAL	THACKER VASANTKUMAR JAMNADAS
THAKUR SUBHAS MOHAN	TIWARI RAM RATAN
TULSIAN ASHOK KUMAR	TULSIAN SANWAR MALL
VAIDYANATH K	VAIDYANATH K
VAIDYANATH K	VARDHAN VIVASH
VARSHNEY GIRISH CHANDRA	VERMA MANISH
VIJAYARAGHAVAN B	WADADAR BINOY BHUSHAN

LIST OF MEMBERS WHO ATTENDED THE 94TH ANNUAL GENERAL MEETING OF ITC LIMITED HELD AT SCIENCE CITY, KOLKATA ON 29TH JULY, 2005.

Name of Member	Name of Member
WADHWA BHISHAM LAL	WADHWA KAILASH C
WADHWA NITIN	WADHWA SANDEEP
GTC INDUSTRIES LIMITED (By its representative)	R K JAJOO
EASTERN INVESTMENTS LIMITED (By its representative)	J BANERJEE

ANNEXURE - LIST OF PROXIES WHO ATTENDED THE 94TH ANNUAL GENERAL MEETING OF ITC LIMITED HELD AT SCIENCE CITY, KOLKATA ON 29TH JULY , 2005.

Member for whom attended	Name of Proxy
ADAMS ANN	Y C DEVESHWAR
ADHIKARY SHAMPA	ASHOKE KUMAR ADHIKARY
ADHIKARY SHAMPA	SUKAMAL SARKAR
AGARWAL AJEET KR	SK SAMSUDDIN
AGARWAL AKHILESH KUMAR	DIPAK PAL
AGARWAL RAJ KUMAR	Y C DEVESHWAR
AGARWAL RAM GOPAL	Y C DEVESHWAR
AGARWAL SHYAM SUNDAR	Y C DEVESHWAR
AGARWALA SHYAM SUNDER	SARITA SINGHANIA
AGARWALA SHYAM SUNDER	POONAM SINGHANIA
AGARWALLA KAVITA	ROHIT GODHYAM
AGARWALLA PUSPA	Y C DEVESHWAR
AGARWALLA SHYAMLAL	SUMIT MITRA
AGGARWAL SURINDER	Y C DEVESHWAR
AGRAWAL SANJAY K	SAMBHU CHAKRABORTY
AGRAWAL SHAKUNTALA	ANUP KUMAR AGRAWAL
AGRAWAL SHYAMSUNDER	BADAL KAR
AGRAWALLA PRABHASH KUMAR	RIKKY AGRARWAL
AHLUWALIA SUNIR KANWAL	Y C DEVESHWAR
AHMAD IKHLAS	Y C DEVESHWAR
AHMAD IKHLAS	Y C DEVESHWAR
ALAGIRI N	UDESH SHARMA
AMMAL PONNU	V SUNDARAM
ANAND GAUTAM	Y C DEVESHWAR
BAI S MEERA	BISWAJIT DAS
BAI SHANMUGAM MEERA	Y C DEVESHWAR
BALA RANI	Y C DEVESHWAR
BANDYOPADHAYA TATINI	ARINDAM BANDYOPADHYAY
BANERJEE DWAIPAYAN	BISWAJIT BANERJEE
BANERJEE GOUR	P ROY
BANERJEE JNANENDRA NATH	K VAIDYANATH
BANERJEE KANIKA	P ROY
BANERJEE MEERA	SANTANU BANERJEE
BARATAM BALAKRISHNA MURTY	DINESH SHOW
BARATAM CHANDRA SEKHARA PAKEER	PRADIP MITRA
BARATAM KRISHNAVATARAM	KRITTICK MITRA
BARATAM VENKATARAMANAMURTY	AMIT SINGH
BARMECHA SUMITRA	SUBODH KAISTHA
BARTARIA JITENDRA KUMAR	Y C DEVESHWAR
BARTARIA KRISHNA KUMAR	CHANCHAL DAS
BARTARIA KRISHNA KUMAR	MADHAB SANTRA
BARTARIA SHIV KUMAR	Y C DEVESHWAR
BARTARIA VIRENDRA KUMAR	Y C DEVESHWAR
BASAK TARAK NATH	HRISHIKESH BASAK
BASKARAN M	Y C DEVESHWAR
BASU DEVAPRIYA	ANINDYA BASU
BASU DWIPAK KUMAR	UTTAM SARKAR
BASU KRISHNALINA	IPSITA BASU
BASU MANJULA	KAMALENDU BASU

LIST OF PROXIES WHO ATTENDED THE 94TH ANNUAL GENERAL MEETING OF ITC LIMITED HELD AT SCIENCE CITY, KOLKATA ON 29TH JULY , 2005.

Member for whom attended	Name of Proxy
BHAGWANDAS VEENA	SUJIT KAPOOR
BHARTIA SANTOSH	SUSHIL KUMAR BHARTIA
BHAT N RAGHAVENDRA	Y C DEVESHWAR
BHAT N RAGHAVENDRA	Y C DEVESHWAR
BHAT N RAGHAVENDRA	Y C DEVESHWAR
BHAT VASUDEVA SHESHAGIRI	Y C DEVESHWAR
BHATTACHARJEE CHHAYA	SISIRENDRA NATH BHATTACHARYYA
BHATTACHARJEE GOURI SANKAR	TAPENDRA MOHAN BISWAS
BHATTACHARYA PARIMAL KANTI	MONOJ BHATTACHARYA
BHATTACHARYA UJJAL	SOMA BHATTACHARYA
BHATTACHERJEE IRA	KOUSHICK BHATTACHARJEE
BHAUMIK DURGAPRASAD	SUJAY MITRA
BHOWMIK SAKTIPRASAD	ASHIM ACHARYA
BHUTRA RAM PRASAD	KARTICK SAHA
BILLIMORIA ALOO PHIROZSHAW	Y C DEVESHWAR
BILLIMORIA ALOO PHIROZSHAW	Y C DEVESHWAR
BILLIMORIA BURZIN ARDESHIR	KISHOR DAS
BILLIMORIA PHIROZA	BIJOY DAS
BILLIMORIA ZARIN ARDESHIR	K VAIDYANATH
BINANI GOVIND DEVI	SUSHIL KUMAR DAGA
BISWAS SHILA	AMIT GANGULY
BISWAS SIKHA	SHANKAR PRASAD MONDAL
CHAKRABORTY INDRANI	MALAY BHADURI
CHANCHLANI KANHAIYALAL CHUHARMAL	ANUP SINGH
CHANDAR V	Y C DEVESHWAR
CHATTERJEE JAYANTA KUMAR	Y C DEVESHWAR
CHAUDHURI RAMENDRA MOHAN	RAVI SHANKAR CHAUDHURI
CHETTIAR CHEILAPPAN LAKSHMANA	BABAI GHORAI
CHOWDHURY UPENDRA NATH	Y C DEVESHWAR
DARUGA GONE	ARINDAM SARKAR
DAS BINA	ANANDA SHANKAR DAS
DAS CHHABI	TAPAN KUMAR DAS
DAS GOBINDA CHANDRA	SUBRATA MANDAL
DAS RANJAN	BASUDEB SEN
DAS SUSMITA	DEBASIS DAS
DE RAMA	RAMA RANA
DEB SANDHYA	RABI BHUSAN DEB
DEVI LAKSHMI	Y C DEVESHWAR
DEY BOKUL	ARUP GHOSH
DEY BOKUL	UJJAL GUHA
DHANDAPANI V S	Y C DEVESHWAR
DIDWANIA RAMESH KUMAR	RUBY DIDWANIA
DOSHI DINESH S	Y C DEVESHWAR
DUTT KUNAL	KAUSHIK DUTT
DUTTA SASWATI	SUBRATA KUMAR DUTTA
EBRAHIM M ANWER	NIRAJ BHADANI

LIST OF PROXIES WHO ATTENDED THE 94TH ANNUAL GENERAL MEETING OF ITC LIMITED HELD AT SCIENCE CITY, KOLKATA ON 29TH JULY , 2005.

Member for whom attended	Name of Proxy
GAMINI SATYANARAYANA	AVAJIT SHOW
GAMINI SATYANARAYANA	DIPANKAR ROY
GARIMELLA SUREKHA	RANJIT JAISWAL
GARIMELLA SUREKHA	Y C DEVESHWAR
GHOSH BHABANI	TARUN KUMAR CHOWDHURY
GHOSH GAUTAM BUDDHA	RATHINDRA PODDAR
GILL MANJIT SINGH	Y C DEVESHWAR
GOEL GOPAL KRISHAN	Y C DEVESHWAR
GOENKA RAJKUMAR	A K JOSHI
GOENKA SUSILA	NARAYAN PRASAD GOENKA
GOENKA YOGESH	RAJESH SHARMA
GOPALAKRISHNA S	PRASANTA ROY
GOPALKRISHNA SHANMUGAM	SUBRATA ADHIKARI
GOVIND P	BULBUL BANERJEE
GOVINDARAJAN S	Y C DEVESHWAR
GRANT KURUSH NOSHIR	Y C DEVESHWAR
GUHA SANTOSH KUMAR	GOLAPI DAS
GUHA SANTOSH KUMAR	GOURI DAS
GUHA SANTOSH KUMAR	SANJOY GUHA
GUPTA BINA	P K SARKAR
GUPTA GIAN CHAND	Y C DEVESHWAR
GUPTA SANJEEV	Y C DEVESHWAR
GURZI RAJENDER KUMAR	Y C DEVESHWAR
GUSAIN KAMLESH	Y C DEVESHWAR
HOMJI AMY D MEHER	Y C DEVESHWAR
IQBAL SOPHIA	GOUTAM MAHAPATRA
IQBAL SOPHIA	SANTANU DUTTA
J TATA RAO T	UDDIDAN DAS RAO
JACOB A V	Y C DEVESHWAR
JAGADEESH RAMAMANI	SANKAR BISWAS
JAGADEESH S B	PARTHA DAS
JAIN ABHAY KUMAR	K VAIDYANATH
JAIN ABHAY KUMAR	Y C DEVESHWAR
JAIN ANUJ	SANTANU CHAKRABORTY
JAIN ARJUN LAL	RAJKUMAR JAIN
JAIN ASHOK KR	Y C DEVESHWAR
JAIN ASHOK KUMAR	ANUP SINGH
JAIN ATUL KUMAR	K VAIDYANATH
JAIN HUKAM CHAND	K VAIDYANATH
JAIN MANJU SHREE	S S JAIN
JAIN NAVEEN CHAND	ANUP SINGH
JAIN NAVEEN CHAND	K VAIDYANATH
JAIN PRAFUL KUMAR	Y C DEVESHWAR
JAIN PRAFUL KUMAR	SK MUZABAL HAQUE
JAIN SUNDRI DEVI	BISWADEV GHOSH
JAIN VIDYA SAGAR	Y C DEVESHWAR

LIST OF PROXIES WHO ATTENDED THE 94TH ANNUAL GENERAL MEETING OF ITC LIMITED HELD AT SCIENCE CITY, KOLKATA ON 29TH JULY , 2005.

Member for whom attended	Name of Proxy
JALAN NIRMAL KUMAR	SANJAY BASAK
JALAN PRADEEP KUMAR	DEBASIS GANGULY
JALAN SANDEEP KUMAR	RAJA DAS
JALAN SANJAY	PULAK BISWAS
JAYABAL J SEKAR	DEBASISH GUIN
JHAWAR BALDEO MOTILAL	Y C DEVESHWAR
K REDDY K R	SAROJ SINGH
K SRINIVASA GURIKAR	SOMENATH CHAKRABORTY
K VARGHESE A	Y C DEVESHWAR
K RELLIN RANJAN	Y C DEVESHWAR
KAHALI ANITA	VINOD KUMAR GUPTA
KALSOTRA CHUNILAL	SANJOY CHATTERJEE
KAMATH MANJESHWAR ANANTH	Y C DEVESHWAR
KAMATH MANJESHWAR NARASIMHA	Y C DEVESHWAR
KAMBAPU RAMA KRISHNA REDDY	PUSPENDU CHAKRABORTY
KAMDAR MALTI	SUBHANKAR MOITRA
KAMDAR RAJNIKANT NATHALAL	JAYANTA CHAKRABORTY
KANORIA MADHULIKA	R N YADAV
KAPIL RAJ KUMAR	RAHUL SAHA
KAPOOR VIJAY C	Y C DEVESHWAR
KASERA SEEMA	SATISH KASERA
KATARIA PREM S	Y C DEVESHWAR
KAUL RAJIVE	Y C DEVESHWAR
KAUSHAL HITESH	K VAIDYANATH
KEDIA DEEPAK KUMAR	SUPARNA SEN
KEDIA DEEPAK KUMAR	RITU FOGLA
KHEMKA ARUN KUMAR	ABHISHEK KHEMKA
KHEMKA PUSHPA	RISHAV KHEMKA
KHETAN SHYAM SUNDAR	ANAND KHETAN
KILLA BIMLA	Y C DEVESHWAR
KODAKKAT KESAVAN	Y C DEVESHWAR
KOTHA VENKATA RAMANA	RAJU GUPTA
KRISHNA J V GOPAL	BUBAI MALLICK
KRISHNA S GOPAL	Y C DEVESHWAR
KULKARNI H D	Y C DEVESHWAR
KUMAR JOYITA	LOKNATH GHOSHAL
KUMAR C RAJA	K VAIDYANATH
KUMAR RAJ	Y C DEVESHWAR
KUMAR RAJ	AJIT DHAR
KUNDU RUMA	DILIP KUNDU
LACHHMANSINGH T S	Y C DEVESHWAR
LAKSHMINARAYANA S	MITHU CHOWDHURY
LAW ANJALI	SAUGATA LAW
LINGAPPA KORISETRA	SUBRATA MANNA
M PATTABIRAMAN	GANESH MANDAL
MADAN RAJIV	Y C DEVESHWAR
MAHABAT SHIRIN	TAPAS BHATTACHARYA
MAHABAT TUBA	RABI BARICK
MAHINDRAKAR RAMANATH H	Y C DEVESHWAR
MAHINDRAKAR VISHWANATH H	Y C DEVESHWAR
MALA B N	BAPI DAS

LIST OF PROXIES WHO ATTENDED THE 94TH ANNUAL GENERAL MEETING OF ITC LIMITED HELD AT SCIENCE CITY, KOLKATA ON 29TH JULY , 2005.

Member for whom attended	Name of Proxy
MALLICK MOHAMMAD KHURSHID ALAM	PARTHA NANDI
MALLICK SUPROBHAT	SUDIP MALLICK
MALLIK KRISHNA MOHON	KAKOLI MALLIK
MANGAYARKARASI C	ANUP SINGH
MANONMANI G	NARESH CHOUDHURY
MEHROTRA PRAKASH NARAIN	ABHIJIT BHATTACHARYA
MITRA ANIL BHUSAN	RAHUL BANERJEE
MITRA ANIL BHUSAN	ANUP SINGH
MITRA ANIL BHUSAN	RAJANISH ROY CHODHURY
MITRA ANUP KUMAR	Y C DEVESHWAR
MITRA NANDITA	PARTHA BHOWMICK
MITRA NANDITA	SANJAY GHOSH
MITRA PRADIP	SUBHASH CHANDRA CHAUDHURI
MITRA RANGEET	BIMAL DEY
MITRA SUNIL KUMAR	Y C DEVESHWAR
MITRA SUNIL KUMAR	K VAIDYANATH
MOHAN A.L.N. KRISHNA	Y C DEVESHWAR
MOHAN A.L.N. KRISHNA	Y C DEVESHWAR
MOLLAH EMDADALI	AKHIL DAS
MUKHERJEE BISHWANATH	Y C DEVESHWAR
MUKHERJEE GURUDAS	BIDYUT KUMAR CHAKRABARTI
MUKHERJEE MIRA	P ROY
MULLICK MIRA	U DAS
MULLICK MIRA	MONOJIT DAS
MURALIDARAN C	Y C DEVESHWAR
MURTHY S SAMBA	SUBHASISH GHOSH
MURTY MAGATAPALLI VENKATA RAMANA	MONATOSH GHOSH
NAGAR VIJAY KUMAR	SHANKAR LAL CHANGOTHIA
NANDY NRISINHA PROSAD	SANJAY BASAK
NATH MITRA	BIBHUTI BHUSAN
NORONHA ALWYN REGINALD	Y C DEVESHWAR
P SAROJA.	PALTU DAS
PAL AMITABHA	ANIRBAN NANDY
PAL GOURANGA CH.	KOUSHIK PAUL
PAL RANJIT KUMAR	PRATIMA PAL
PARDESHI BHALCHANDRA	Y C DEVESHWAR
PARDESHI INDUMATI SHIVPRASAD	Y C DEVESHWAR
PARKASH PREM	Y C DEVESHWAR
PATEL RAMANBHAI KUBERBHAI	K VAIDYANATH
PAUL ASHIS KANTI	DIPAK SINGH
PAUL ASHIS KANTI	RAJA HELA
PAUL ASHIS KANTI	ARNAB CHAKROBORTY
PAUL ASHIS KANTI	BHASKAR SARKAR
PAUL DIPA	RAMESH DIDWANI

LIST OF PROXIES WHO ATTENDED THE 94TH ANNUAL GENERAL MEETING OF ITC LIMITED HELD AT SCIENCE CITY, KOLKATA ON 29TH JULY , 2005.

Member for whom attended	Name of Proxy
PAUL GARGI	PIKLU BASAK
PAUL GARGI	PINTU SEN
PAUL MRINAL KANTI	Y C DEVESHWAR
PAUL SHEFALI	SONJOY DAS
PAUL TUSHAR KANTI	SOUMEN ROY CHOWDHURY
PAUL TUSHAR KANTI	SAMAR GHOSH
PERUMALLU V L	ABHIJIT DAS
PONDURANGAN D	SAMIR BHADRA
PRAKASH P	KABIR ROY
PRAKASH VED	TAPAS MONDAL
PRASAD N V V	SUBHENDU ROY
PYNE MIRA	MANOJ KR PYNE
PYNE SANJAY KUMAR	DEBABRATA DEY
PYNE SUMITA	MANOJ KR PYNE
RADHAKRISHNAN V	Y C DEVESHWAR
RAHA SATCORI	DEBAKI RANJAN RAHA
RAJANI P	SUJIT GHOSH
RAJULU M GOVINDA	Y C DEVESHWAR
RAMACHANDRAN L	Y C DEVESHWAR
RAMAIAH POTLURI DASARADHA	Y C DEVESHWAR
RAMARAJU DENDUKURI VENKATA	SUJIT SEAL
RANGANATH R	Y C DEVESHWAR
RAO J.V.NAGESWARA	Y C DEVESHWAR
RAO K DHANANJAYA	L ANAND
RAO K GANGA	P MURALI
RAO K JOGA	VIVEK SHARMA
RAO K V JAGAN MOHANA	ASHOK DEY
RAO K V RAMANA	INDRAJIT BHATTACHARYA
RAO M.R.KOTESWARA	Y C DEVESHWAR
RAO N NARAYANA	SHYAMAL DAWN
RAO P LAXMANA	BAPI DASS
RAO REPAKA KEDARESWARA	DEBASISH SAHA
RATHI GAURAV	TARUN RATHI
RATHI GITA DEVI	RAJENDRA RATHI
RATHI KALAWATI	GAURAV RATHI
RATHI MAGAN LAL	RAVI RATHI
RATHNABAI MANJESHWAR	Y C DEVESHWAR
RAVINDRAN M	ARJIT KARMAKAR
RAWAT MANJU	Y C DEVESHWAR
RAY SANJAY	SOMESH CHANDRA RAY
REDDY K R K	AJIT RANJAN SAHA
REDIJ SHREERAM VISHWANATH	Y C DEVESHWAR
RIBIAWALA SUNIL KUMAR	JIBAN ROY
RICHARD ROGER	ANUP SINGH
ROY KRISHNA	B B BANERJEE
ROY MANJULA	SUSHIL KUMAR ROY
ROY SABITA	SAJAL GUHA
ROY SWAPAN KUMAR	GOPAL CH ROY
RUPANI HAIDERALI HASANALI	SOMEN MITRA
RUPANI NILOFER HAIDERALI	RANJIT DAS
SACHDEVA PRABHA	MITHO DAS
SAHA ARATI	RAM CHANDRA SAHA
SAHA ARNAB	SUBHENDU BOSE
SAIT S M	BABULAL SIL
SAKHUJA ANIL	SANKAR CHAKRABORTY
SARKAR SEPHALI	BIRAJ BOSE
SARKAR SUDHARANI	GAUTAM MUKHERJEE

LIST OF PROXIES WHO ATTENDED THE 94TH ANNUAL GENERAL MEETING OF ITC LIMITED HELD AT SCIENCE CITY, KOLKATA ON 29TH JULY , 2005.

Member for whom attended	Name of Proxy
SATYANARAYANA D	RAJA BARUA
SATYANARAYANA GAMINI	TAPAS PAUL
SATYANARAYANA GAMINI	SANTOSH SHOW
SATYANARAYANA SIRIPURAPU	Y C DEVESHWAR
SEAL KASHI NATH	JAYASHREE AUDDY
SEAL SAMUDRA BALA	DIBYENDU LALL SEAL
SEETARAMAIAH S	Y C DEVESHWAR
SEN SANDHYA	PARESH CHANDRA SEN
SETHI PADMA RANI	ANUP SINGH
SETHI PADMA RANI	KUNAL BANERJEE
SETHI PADMA RANI	Y C DEVESHWAR
SETHI SANJAY	RAJA SEN
SETHI SANJAY KUMAR	SANJOY DAS
SETHI SANJAY KUMAR	SAROJ HAZRA
SETTY J N VENKATACHALAPATHY	SUNIL PARAMANIC
SHAH DHARMISTHABEN DILIPKUMAR	DULAL ROY
SHAH DILIP KUMAR AMRITLAL	BAPI ROY
SHAH DILIPKUMAR AMRITLAL	GOUTAM BOSE
SHAH SHILPA GIRISH	SUMITA ADDY
SHANTHAKUMAR J V	ASIM DUTTA
SHARMA BAIJ NATH	DEBASISH DAS
SIL BIMAL KUMAR	SRIPARNA SIL
SINGH MAN MOHAN	Y C DEVESHWAR
SINGH VYAS	BABLOO CHAKRABORTY
SINGH VYAS	ASIT KR DEY
SINGH VYAS	SATYANARAYAN BISWAS
SINGH VYAS	MUNNA ROUTH
SINGHANIA SHYAM SUNDER	SARAD PRAKASH SINGHANIA
SINHA JAYANTI	P K SINHA
SIVA R S N	K V KRISHNAN
SONI SANTOSH	NIRAJ KHEMKA
SONI SANTOSH	NIKHIL CHAWDA
SONI SHREE CHAND	VISHAL CHAWRA
SRIDHAR J V	PRADIP PAUL
SRIDHAR J V	DIBAKAR CHANDRA CHANDRA
SRIRANGANAYAKULU KONDURI	SUBIR GOSWAMI
SUDDALA LAKSHMI NARAYANA	SAKTI JHA
THAN C NAVANEE	Y C DEVESHWAR
VANITHA B	Y C DEVESHWAR
VARANASI SRIRAMAMURTY	DEBASIS CHAKRABORTY
VARGHESE ANJERY KAKKU	Y C DEVESHWAR
VARGHESE MARY	Y C DEVESHWAR
VARGHESE MARY	Y C DEVESHWAR
VARSHNEY MANOJ KUMAR	TILAK BISWAS
VASUDEVA BHAT	Y C DEVESHWAR
VENKATARAMAN NURANI VISWANATHA	SUKUMAR GHOSAL
VERMA PREM PARKASH	Y C DEVESHWAR
VINODHAN C	K VAIDYANATH
YADA SHYAMSUNDAR	AMIT ROY
ORTEM SECURITIES LIMITED	VIVEK SARAWOGI
INSTANT SUPPLIERS PVT LTD	MAHI GARG

LIST OF PROXIES WHO ATTENDED THE 94TH ANNUAL GENERAL MEETING OF ITC LIMITED HELD AT SCIENCE CITY, KOLKATA ON 29TH JULY , 2005.

Member for whom attended	Name of Proxy
OPPENHEIMER FUNDS INC. A/C OPPENHEIMER DEVELOPING MARKETS FUND	SUJAYA DUTTA
VIRGINIA RETIREMENT SYSTEM	H P THACKER
STATE STREET BANK AND TRUST COMPANY A/C INDIAMSCI EMERGING MARKETS INDEX COMMON TRUST FUND	S K CHAUBEY
VANGUARD INVESTMENTS AUSTRALIA LIMITED A/C VANGUARD EMERGING MARKETS SHARES INDEX FUND	B K SINGH
STATE STREET BANK AND TRUST COMPANY A/C DAILYEMERGING MARKETS INDEX FUND	B K SINGH
PACIFIC SELECT FUND A/C EMERGING MARKETS PORTFOLIO A SERIES OF THE PACIFIC SELECT FUND	DURGA DAS KUMAR
STATE STREET BANK AND TRUST COMPANY A/C IBM TAX DEFERRED SAVINGS PLAN	B K SINGH
AMERICAN EXPRESS ASSET MANAGEMENT INTERNATIONAL INC A/C AMERICAN EXPRESS RETIREMENT PLAN -EMERGING MARKETS	B K SINGH
AGF FUNDS INC A/C AGF EMERGING MARKETS VALUEFUND	S K CHAUBEY
MFS INVESTMENT MANAGEMENT A/C MFS EMERGING MARKETS EQUITY FUND	DURGA DAS KUMAR
MFS INVESTMENT MANAGEMENT A/C MFS/SUN LIFE SERIES TRUST-EMERGING MARKETS EQUITY SERIES	DURGA DAS KUMAR
T ROWE PRICE INTERNATIONAL INC A/C T ROWE PRICE EMERGING MARKETS STOCK FUND	S RAJGOPAL
TEMPLETON ASSET MANAGEMENT LTD A/C TEMPLETONEMERGING MARKETS INVESTMENT TRUST PLC	S RAJGOPAL
AMERICAN EXPRESS ASSET MANAGEMENT INTERNATIONAL INC A/C AXP VARIABLE PORTFOLIO EMERGING MARKETS FUND	DURGA DAS KUMAR

LIST OF PROXIES WHO ATTENDED THE 94TH ANNUAL GENERAL MEETING OF ITC LIMITED HELD AT SCIENCE CITY, KOLKATA ON 29TH JULY , 2005.

Member for whom attended	Name of Proxy
FIDELITY MANAGEMENT AND RESEARCH COMPANY A/CFIDELITY INVESTMENT TRUST - FIDELITY EMERGINGMARKETS FUND	H P THACKER
M AND G INVESTMENT MANAGEMENT LIMITED A/C THE PRUDENTIAL ASSURANCE COMPANY LIMITED	S RAJGOPAL
M AND G INVESTMENT MANAGEMENT LIMITED A/C PRUDENTIAL PENSIONS LIMITED	S RAJGOPAL
JNL SERIES TRUST A/C JNL/OPPENHEIMER GLOBAL GROWTH SERIES	DURGA DAS KUMAR
CAPITAL GUARDIAN TRUST COMPANY A/C CAPITAL GUARDIAN ALL COUNTRY WORLD (EX-U.S.) EQUITY FUND FOR TAX-EXEMPT TRUSTS	SAURAV JHAWAR
CAPITAL GUARDIAN TRUST COMPANY A/C CAPITAL GUARDIAN ALL COUNTRY WORLD (EX-U.S.) EQUITY MASTER FUND	SAURAV JHAWAR
T ROWE PRICE INTERNATIONAL INC A/C T ROWE PRICE INTERNATIONAL, INC EMERGING MARKETS EQUITYTRUST	SAURAV JHAWAR
MORGAN STANLEY INVESTMENT MANAGEMENT INC. A/CNYNEX CORPORATION MASTER PENSION TRUST	H P THACKER
MORGAN STANLEY INVESTMENT MANAGEMENT INC A/CMORGAN STANLEY EMERGING MARKETS FUND, INC	S K CHAUBEY
MORGAN STANLEY INVESTMENT MANAGEMENT INC A/CMORGAN STANLEY DEAN WITTER SICAV EMERGING MARKETS EQUITY FUND	S RAJGOPAL
FRANKLIN MUTUAL ADVISERS, LLC A/C MUTUAL DISCOVERY FUND (A SERIES OF FRANKLIN MUTUAL SERIES FUND INC)	SAURAV JHAWAR

LIST OF PROXIES WHO ATTENDED THE 94TH ANNUAL GENERAL MEETING OF ITC LIMITED HELD AT SCIENCE CITY, KOLKATA ON 29TH JULY , 2005.

Member for whom attended	Name of Proxy
FRANKLIN MUTUAL ADVISERS, LLC A/C MUTUAL DISCOVERY SECURITIES FUND(A SERIES OF FRANKLINTEMPLETON VARIABLE INSURANCE PRODUCTS TRUST)	ARINDAM BASU
T. ROWE PRICE FUNDS SICAV A/C T.ROWE PRICE FUNDS SICAV , FOR AND BEHALF OF ITS SEPARATE PORTFOLIO, GLOBAL EMERGING MARKETS EQUITY FUND	ARINDAM BASU
ULTRA SERIES FUND- GLOBAL SECURITIES FUND	ARINDAM BASU
F AND C EMERGING MARKETS LIMITED A/C F AND CINDIA LIMITED	B K SINGH
AMERICAN EXPRESS ASSET MANAGEMENT INTERNATIONAL INC A/C WORLD TRUST-EMERGING MARKETS PORTFOLIO	H P THACKER
STATE STREET BANK AND TRUST COMPANY WORLD INDEX COMMON TRUST FUNDS INDIA EMERGING MARKETSINDEX COMMON TRUST FUND	H P THACKER
MORGAN STANLEY INVESTMENT MANAGEMENT INC. A/CMORGAN STANLEY INSTITUTIONAL FUND, INC., EMERGING MARKETS PORTFOLIO	S K CHAUBEY
MORGAN STANLEY INVESTMENT MANAGEMENT INC. A/CMORGAN STANLEY INVESTMENT MANAGEMENT EMERGING MARKETS TRUST	S K CHAUBEY
T.ROWE PRICE INTERNATIONAL, INC. A/C T.ROWE PRICE INSTITUTIONAL EMERGING MARKETS EQUITY FUND	SUJAYA DUTTA
STATE STREET GESTION SA A/C STATE STREET ACTIVE ASIE	SUJAYA DUTTA
TD ASSET MANAGEMENT INC. A/C TD EMERGING MARKETS FUND	ARINDAM BASU
TD ASSET MANAGEMENT INC. A/C TD GLOBAL SELECTFUND	ARINDAM BASU
MORGAN STANLEY INVESTMENT MANAGEMENT INC A/CVAN KAMPEN SERIES FUND INC. - VAN KAMPEN EMERGING MARKETS FUND	SUJAYA DUTTA

LIST OF PROXIES WHO ATTENDED THE 94TH ANNUAL GENERAL MEETING OF ITC LIMITED HELD AT SCIENCE CITY, KOLKATA ON 29TH JULY , 2005.

Member for whom attended	Name of Proxy
CAPITAL GUARDIAN TRUST COMPANY A/C CAPITAL GUARDIAN ALL COUNTRY WORLD EQUITY FUND FOR TAX-EXEMPT TRUSTS	SUJAYA DUTTA
OPPENHEIMER FUNDS, INC. A/C OPPENHEIMER DEVELOPING MARKETS FUND	SUSHIL MAITY
TEACHER RETIREMENT SYSTEM OF TEXAS A/C TRS INTERNATIONAL PASSIVE PORTFOLIO	SUSHIL MAITY
WORCESTERSHIRE COUNTY COUNCIL PENSION FUND	SUSHIL MAITY
NEW YORK LIFE INSURANCE COMPANY A/C NEW YORKLIFE INSURANCE COMPANY - GENERAL FUNDS	SUSHIL MAITY
SHELL PENSIONS MANAGEMENT SERVICES LIMITED A/C SHELL PENSIONS TRUST LIMITED AS TRUSTEE OFTHE SHELL CONTRIBUTORY PENSION FUND	SUSHIL MAITY
FIDELITY MANAGEMENT RESEARCH COMPANY A/C FIDELITY ADVISOR SERIES VIII FIDELITY ADVISOR EMERGING ASIA FUND	Y C DEVESHWAR
PRUDENTIAL ASSET MANAGEMENT (SINGAPORE) LIMITED A/C PRUDENTIAL STAFF PENSIONS LIMITED AS TRUSTEE OF PRUDENTIAL STAFF PENSION SCHEME	SAURAV JHAWAR
CITIBANK INTERNATIONAL PLC A/C GLOBAL EMERGING MARKETS EQUITY FUND	SOUMYA SAHA
COMGEST GROWTH PLC A/C COMGEST GROWTH EMERGING MARKETS	SOUMYA SAHA
RAYTHEON MASTER PENSION TRUST A/C RAYTHEON MASTER PENSION TRUST - G.E.INDIA ONLY	SOUMYA SAHA
OPPENHEIMER FUNDS, INC. A/C CLARINGTON GLOBALEQUITY CLASS	SOUMYA SAHA
TENNESSEE VALLEY AUTHORITY MASTER DECOMMISSIONING TRUST	SOUMYA SAHA
ING PARTNERS, INC A/C ING OPPENHEIMER GLOBALPORTFOLIO	A K MITRA